UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

January 10, 2018

Results of the Annual General Meeting of Shareholders

Further to the notice of the Annual General Meeting of the Shareholders dated November 30, 2017 (reference number 2017-02-112173), to the Proxy Statement issued by the Company on December 6, 2017 (reference number 2017-02-114258) and to the Company’s announcement from January 9, 2018 (reference number 2018-02-004213) regarding an update to the agenda of the Annual General Meeting, the Company hereby reports that the 2017 Annual General Meeting was held today, January 10, 2018, and the following items on the agenda were approved:

(1)	Election of Ms. Ruth Ralbag as external director;

(2)	Re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli and Geoffrey Merszei as directors, effective as of the date of this meeting;

(3)	Election of Messrs. Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;

(4)	Approval of equity compensation for 2018 to certain directors;

(5)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor.

Also, our audited financial statements for the year ended December 31, 2016 were reviewed.

It is noted, that as of the date of this meeting Mr. Shimon Eckhaus ceased to be a member of the Company's Board.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444
www-icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 10, 2018